Exhibit 99.1

Azure Power Files Fiscal Year 2022 Annual Report on Form 20-F

New Delhi, October 12, 2023 -- Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that it has filed its annual report on form 20-F for the fiscal year ended March 31, 2022 with the Securities and Exchange Commission of the United States (“SEC”). The annual report can be accessed at Investors section on the Company’s website at http://investors.azurepower.com/ or on SEC’s website at https://www.sec.gov/.

Azure will provide a hard copy of the annual report on form 20-F, at no cost, to shareholders upon request.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

For more information:

Investor Contact

ir@azurepower.com